March 21, 2008

U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re:	DealerAdvance, Inc.
Request for Withdrawal of Post-Effective Amendment to Registration
Statement filed on March 6, 2008 (at 6:12am)
File No. 333-54822

Ladies and Gentleman:

We are counsel to DealerAdvance, Inc. (the “Company”). On behalf of the Company, we hereby request the withdrawal of the above-referenced Post-Effective Amendment pursuant to Rule 477(a) under the Securities Act of 1933, as amended.

The Post-Effective Amendment was inadvertently filed as a post-effective amendment to a registration statement (Pos Am) by Vintage Filings, the Company’s edgarizing service. The Post-Effective Amendment should have been filed as a Form S-8 post-effective amendment (S-8 Pos). This was called to our attention in a recent telephone call from the staff. We have refiled the Post-Effective Amendment accordingly.

Please call the undersigned if there are questions or comments. Thank you for your assistance in the matter.

Very Truly Yours,

Guardi & Associates

Noel Guardi, Esq.

/neg
cc: DealerAdvance, Inc.